UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 10549

SCHEDULE 13D
                                                                    Page 1 of 7

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

VSI Holdings, Inc. (VIS--AMEX); formerly, The Banker's Note, Inc.
(Name of Issuer)


Common Stock, $.01 par value
(Title of Class of Securities)


918322 10 8; formerly, 066279 10 0
(CUSIP Number)

Steve Toth, Jr.		Copy to:  Michael A. Kilgore, Esq.
2100 N. Woodward West	          717 Channing Drive, NW
Suite 201				          Atlanta, GA 30318
Bloomfield Hills, MI 48304          (404) 351-7766
(248) 644-6500
  (Name, Address and Telephone Number of Person Authorized to
   Receive Notices and Communications)

July 1 and September 30, 1997
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  918322 10 8           Page    2    of    7    Pages

    Name of Reporting Person
    S.S. or I.R.S. Identification No. of above person

1.  Steve Toth, Jr. (S.S. ####-##-####)

    Check the Appropriate Box if a Member of a Group*      (a)
                                                           (b)
2.

    SEC Use Only
3.

    Source of Funds*

4.  00

    Check Box if Disclosure of Legal Proceedings is Required to
    Items 2(d) or 2(e)       (  )
5.

    Citizenship or Place of Organization

6.  United States

                  Sole Voting Power

 Number of    7.  17,479,808 (53.57% of 32,628,562)
  Shares
Beneficially      Shared Voting Power
 Owned by
   Each       8.   9,446,361 (28.95%)
 Reporting
  Person          Sole Dispositive Power
   With
              9.  17,479,808 (53.57%)

                  Shared Dispositive Power

             10.   9,446,361 (28.95%)

    Aggregate Amount Beneficially Owned by Each reporting Person

11. 26,926,169 (82.52% of 32,628,562)

    Check Box if the Aggregate Amount in Row (11) Excludes Certain
    Shares*                (  )
12.

    Percent of Class Represented by Amount in Row (11)

13, 82.52% of 32,628,562 shares

    Type of Reporting Person*

14. IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDES BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE INFORMATION

NO. 918322 10 8              13D			   Page 3 of 7 Pages

Item 1.	Security and Issuer.

	The Item 1 response is restated in its entirety as follows:

	This Amendment No. 5 to the Statement on Schedule 13D, as amended by Amendment No. 1 dated about February 26, 1994, Amendment No. 2 dated about September 8, 1995, Amendment No. 3 dated about February 18, 1997, and Amendment No. 4 dated July 30, 1997, relates to the Common Stock, par value $.01 per share, of VSI Holdings, Inc. ("VSI"), a Georgia corporation (formerly, The Banker's Note, Inc., "BKNT"), the principal address of which is 4900 Highlands Parkway, Smyrna, Georgia 30082.

Item 2.	Identity and Background.

	The Item 2 response is restated in its entirety as follows:

	This Amendment No. 5 is filed by Steve Toth, Jr. ("Toth"), a United States citizen, whose business address is 2100 North Woodward West, Suite 201, Bloomfield Hills, Michigan 48304. Toth is President of VSI, and the uncle of Martin S. Suchik, Executive Vice President of VSI ("Suchik"). During the last five years, Toth has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation thereof.

Item 3.	Source and Amount of Funds or Other Consideration.

	The Item 3 response incorporates all previous filings of Toth and is hereby amended by adding the following:

	The first purpose of this Amendment No. 5 is to report again that BKNT issued 7,563,077 shares as of February 1, 1997 pursuant to a plan of merger between BKNT, an acquisition subsidiary of BKNT, and AA Acquisitions Corp. Upon the acquisition of its Advanced Animations, Inc. subsidiary, BKNT issued 455,297 shares to Toth's spouse as trustee under a Trust Agreement dated September 1, 1967 for the benefit of Toth's adult child (the "Daughter's 67 Trust"). Another 6,652,483 shares were issued to Visual Services, Inc., a corporation controlled by Toth, but such shares became treasury shares upon VSI's acquisition of Visual Services as of September 30, 1997 (see below).

NO. 918322 10 8              13D			   Page 4 of 7 Pages

	The second purpose of this Amendment No. 5 is to report that VSI issued 6,200,000 shares pursuant to a July 1, 1997 plan of merger between VSI, an acquisition subsidiary of VSI, and VISPAC, Inc. Of the shares issued, (i) 3,476,635 shares are held by Toth as trustee for the Steve Toth, Jr. Grantor Retained Annuity Trust (the "Toth GRAT"), (ii) 1,000,850 shares are held by Toth as trustee under a Trust Agreement dated December 20, 1976 f/b/o Steve Toth, Jr. (the "76 Toth Trust", which already owned 775,000 shares), and (iii) 1,722,515 shares are held by Toth's spouse for the Daughter's 67 Trust, which already owned 455,297 shares.

	The third purpose of this Amendment No. 5 is to report that VSI issued 20,938,198 shares pursuant to a September 30, 1997 plan of merger between VSI, an acquisition subsidiary of VSI, and Visual Services, Inc. Of the shares issued, (i) 11,826,323 shares are held by Toth as trustee under a Trust Agreement dated July 9, 1983 f/b/o Steve Toth, Jr. (the "83 Toth Trust"), (ii) 3,960,486 shares are held by Toth's spouse for the Daughter's 67 Trust, which already owned 2,177,812 shares, (iii) 2,297,266 shares are held by Toth's spouse under a Trust Agreement dated January 1, 1994 for the benefit of Toth's adult child (the "Daughter's 94 Trust"), and (iv) 1,010,797 shares are held by Toth's spouse under a Trust Agreement dated July 9, 1982 for the benefit of Toth's spouse (the "Spouse's 82 Trust").

	The fourth purpose of this Amendment No. 5 is to report that the January 18, 1994 Voting Agreement which Suchik has with Toth, the 76 Toth Trust, CLT (a Michigan partnership of which Toth is controlling partner), and their affiliates (the "Voting Agreement"), governs more shares than previously reported as a result of the Advanced Animations, VISPAC and Visual Services acquisitions. In September 1995, the CLT partnership partially exercised an 825,000 share option and was issued 400,000 shares. The 1,000, 400,000, 1,775,850, 3,476,635, and 11,826,323 shares (a total of 17,479,808 shares)
owned by Toth personally, CLT, the 76 Toth Trust, the Toth GRAT, and the 83
Toth Trust, respectively, are subject to the Voting Agreement.

Item 4.	Purpose of Transaction.

	The Item 4 response is not amended in any way.

Item 5.	Interest in Securities of the Issuer.

	The Item 5 response incorporates all previous filings of Toth and is hereby amended by adding the following:

NO. 918322 10 8              13D			   Page 5 of 7 Pages

	(a)	As of the date of this Amendment No. 5, Toth beneficially owned
26,926,169 shares of the Common Stock, or approximately 82.52% of the 32,628,562 outstanding shares (excluding 8,243,605 treasury shares):

	(1) Toth is deemed to have the sole right to vote and dispose of the 1,000, 400,000, 1,775,850, 3,476,635, and 11,826,323 shares (a total of
17,479,808 shares) owned by Toth personally, the CLT partnership, the 76 Toth Trust, the Toth GRAT, and the 83 Toth Trust, respectively, because as owner, controlling partner or trustee, Toth has sole voting and dispositive powers over those 17,479,808 shares. Toth and the 76 Toth
Trust have assigned the 1,000 and 775,000 (of 1,775,850) shares to CLT for its use, but the 76 Toth Trust has not assigned the other 1,000,850 shares to CLT.

	(2) The 6,138,298, 2,297,266 and 1,010,797 shares (a total of 9,446,361 shares) owned by the Daughter's 67 Trust, the Daughter's 94 Trust and the Spouse's 82 Trust, respectively, are not included with Toth's holdings because, while such entities may be affiliates of Toth (who disclaims beneficial ownership of such shares), such entities are not parties to the Voting Agreement and enforcement of its voting provisions against such trusts might adversely affect their legal status. However, their trustee, Toth's spouse, may not be reasonably expected to oppose Toth's initiatives. Accordingly, Toth is deemed to have shared voting and dispositive powers over those 9,446,361 shares.

	(3) Toth, the 76 Toth Trust and CLT have certain voting rights to shares owned by Suchik pursuant to the Voting Agreement committing Suchik to vote for Toth and his nominee to VSI's Board of Directors (the "Board").
As of the date of this Amendment No. 5, Suchik owned 482,000 shares directly and another 11,113 shares through his self-directed Individual Retirement account which are subject to the Voting Agreement. Although
Toth has the theoretical right to demand a proxy to enforce such voting obligation, Toth personally controls a majority of the outstanding shares and has no need to exercise such demand. Accordingly, Toth is hereby deemed to no longer have shared voting power concerning the 493,113 shares held by Suchik and his IRA account.

	Another 476,375 shares are owned by an independent trustee of three trusts for the benefit of Suchik's children, the beneficial ownership of which is disclaimed by Suchik. Because the trustee is not a party to the Voting Agreement and enforcement of its voting provisions against such trusts might adversely affect their legal status, Toth is not considered to share voting control over the trusts' shares.

NO. 918322 10 8              13D			   Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships
	with Respect to Securities of the Issuer.

	The Item 6 response incorporates all previous filings of Toth and is hereby amended by adding the following:

	As of January 18, 1994, Toth, the Toth Trust, CLT and Suchik entered into the Voting Agreement, whereby Suchik agreed to vote for Toth and his nominee for seats on VSI's Board of Directors, and Toth, the Toth Trust and CLT agreed to vote for the slate of directors nominated by VSI's Board. The effect of the Voting Agreement on certain blocks of stock is described in Item 5. The Voting Agreement would apply to the remaining 425,000 option shares which CLT may purchase from VSI before May 2000.

Item 7.	Materials to Be Filed as Exhibits.

	None.

	S I G N A T U R E

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  November ___, 1997


							Steve Toth, Jr.


NO. 918322 10 8              13D			   Page 7 of 7 Pages

	Exhibit Index Required by Rule 0-3(c)




            Exhibit

Exhibit I.  Stock Option Agreement
dated as of May 6, 1993.

Exhibit II.  First Amendment to
Stock Option Agreement dated as of
December 30, 1993, executed on
January 18, 1994.

Exhibit III. Voting Agreement dated
as of January 18, 1994.


Sequential Page Number in Numbering
System Required by
         Rule 0-3(b)

Pages 6-12 of Schedule 13D dated
January 14, 1994.


Page 7 of Amendment No. 1
dated February 26, 1994.



Pages 8-9 of Amendment No. 1
dated February 26, 1994.